

November 21, 2017

Jan Moller Mikkelsen
President, Chief Executive Officer
Ascendis Pharma A/S
Tuborg Boulevard 5
DK-2900 Hellerup, Denmark

> **Re: Ascendis Pharma A/S**
> **Form 20-F for the Fiscal Year Ended December 31, 2016**
> **Filed March 22, 2017**
> **File No. 001-36815**

Dear Mr. Mikkelsen:

We have reviewed your October 25, 2017 response to our comment letter and have the following comment.

Please respond to the comment within ten business days by providing the requested amendment or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 26, 2017 letter.

Form 20-F for the Fiscal Year Ended December 31, 2016

Consolidated Statements of Financial Position, page F-4

1. Please refer to prior comment 2. We acknowledge the information in your response but continue to have difficulty in understanding the basis for your inclusion of share premium in retained earnings. Conceptually, retained earnings represents earnings from your operating activities and not share premium generated from your capital raising activities. These two activities appear to differ fundamentally in nature and function, as discussed in paragraphs 58 and 78 of IAS 1, which also provides a specific example showing the disaggregation of equity capital into paid-in capital and share premium. In addition, paragraphs 108 and 109 of IAS 1 suggest that capital transactions with owners,

such as equity contributions and reacquisition of an entity's own equity instruments, are wholly distinct from income and expense, including gains and losses, generated from operating activities. We believe that your inclusion of share premium in retained earnings conflicts with this guidance. Please file an amended Form 20-F for the fiscal year ended December 31, 2016 with restated Consolidated Statements of Changes in Equity and Consolidated Statements of Financial Position, showing a reclassification of the captions, capital increase and cost of capital increase, from retained earnings and presentation of these amounts as a separate component of equity for all periods presented.

You may contact Frank Wyman at 202-551-3660 or Lisa Vanjoske at 202-551-3614, with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance